SEC ... MMISSION

06001925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44695

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVEX, Inc. and Subsidiary**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana — **786-425-1717** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd. Suite 400	**Miami**	**Florida**	**33131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear that, to the best of my knowledge and belief the accompanying consolidated financial statements pertaining to INVEX, Inc. and subsidiary (the "Company"), for the years ended December 31, 2005 and 2004 and supplemental schedule as of December 31, 2005, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

CAROLINA J. CARMONA
Notary Public - State of Florida
My Commission Expires Aug 4, 2009
Commission # DD458344
Bonded By National Notary Assn.

This report contains (check all applicable boxes);

- ☒ (a) Facing page
- ☒ (b) Consolidated Statements of Financial Condition
- ☒ (c) Consolidated Statements of Operations
- ☒ (d) Consolidated Statements of Cash Flows
- ☒ (e) Consolidated Statements of Shareholder's Equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors (not applicable)
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3 (not applicable)
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3 (not applicable)
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 (not applicable)
- ☒ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report (not applicable)
- ☐ (n) A report describing the material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Independent auditors' report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5 (not applicable)

INVEX, Inc. and Subsidiary

Consolidated Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3106
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
INVEX, Inc.
Miami, Florida

We have audited the accompanying consolidated statements of financial condition of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of INVEX, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 17, 2006

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005 AND 2004

ASSETS	**2005**	**2004**
CASH AND CASH EQUIVALENTS	$ 169,118	$ 52,870
DEPOSITS WITH CLEARING BROKER	176,772	172,318
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	67,525,456	47,719,141
SECURITIES OWNED—At market value	10,708,925	9,601,350
RECEIVABLES FROM OTHER BROKERS AND DEALERS	893,792	649,048
RECEIVABLE FROM CLEARING BROKER	286,029	292,020
DEFERRED TAX ASSET—Net	144,656	219,913
INTEREST AND ACCOUNTS RECEIVABLE	154,106	72,230
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $156,655 and $125,306 in 2005 and 2004, respectively	264,981	212,657
OTHER ASSETS	178,496	76,629
TOTAL	$80,502,331	$59,068,176

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payables to customers	$67,409,488	$47,638,162
Other liabilities	407,747	371,466
Total liabilities	67,817,235	48,009,628
COMMITMENTS (Note 8)		
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value—1,000 shares authorized; issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	2,685,096	1,058,548
Total shareholder's equity	12,685,096	11,058,548
TOTAL	$80,502,331	$59,068,176

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions	$ 4,214,915	$ 4,771,003
Trading income (losses)—net	581,216	(353,888)
Interest income	643,790	518,763
Total revenues	5,439,921	4,935,878
EXPENSES:		
Employee compensation and benefits	1,099,281	1,008,529
Subscriptions, dues, and clearing fees	560,080	651,947
Communications	110,896	92,806
Professional fees	518,164	458,418
General and administrative	409,673	329,289
Interest expense	87,066	51,248
Occupancy and equipment rental	238,804	81,936
Total expenses	3,023,964	2,674,173
INCOME BEFORE PROVISION FOR INCOME TAXES	2,415,957	2,261,705
PROVISION FOR INCOME TAXES	(789,409)	(808,621)
NET INCOME	$ 1,626,548	$ 1,453,084

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2004	$ 1,000	$ 9,999,000	$ (394,536)	$ 9,605,464
Net income			1,453,084	1,453,084
BALANCE—December 31, 2004	1,000	9,999,000	1,058,548	11,058,548
Net income			1,626,548	1,626,548
BALANCE—December 31, 2005	$ 1,000	$ 9,999,000	$ 2,685,096	$ 12,685,096

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,626,548	$ 1,453,084
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	69,262	54,668
(Gain) Loss on sale of furniture and equipment	(8,651)	2,121
Deferred tax provision (benefit)	75,257	(76,836)
(Increase) decrease in assets:		
Deposits with clearing broker	(4,454)	(1,956)
Securities purchased under agreements to resell	(19,806,315)	(672,654)
Securities owned—at market value	(1,107,575)	(943,768)
Receivables from other brokers and dealers	(244,744)	(412,041)
Receivable from clearing broker	5,991	53,570
Interest and accounts receivable	(81,876)	(38,784)
Other assets	(101,867)	54,127
Increase (decrease) in liabilities:		
Payables to customers	19,771,326	633,700
Other liabilities	36,281	74,601
Net cash provided by operating activities	229,183	179,832
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(143,194)	(160,010)
Proceeds from sales of furniture and equipment	30,259	15,300
Net cash used in investing activities	(112,935)	(144,710)
NET INCREASE IN CASH AND CASH EQUIVALENTS	116,248	35,122
CASH AND CASH EQUIVALENTS—Beginning of year	52,870	17,748
CASH AND CASH EQUIVALENTS—End of year	$ 169,118	$ 52,870
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:		
Interest	$ 87,066	$ 51,248
Income taxes	$ 820,000	$ 810,000

See notes to consolidated financial statements.

1. ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Parent's business activities include underwriting and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Grupo Financiero, S.A. de C.V. (the "Group").

INVEX is an NASD-registered securities broker/dealer offering brokerage services for the Mexican clients of its Parent, as well as executing proprietary trading for the firm. The majority of INVEX's and its wholly owned subsidiary, INVEX USA (collectively, the "Company") revenue relates to commissions and markups attributable to customer transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company's, after the elimination of all intercompany balances and transactions.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including commercial paper and money market funds) with original maturities of three months or less to be cash equivalents.

Securities Transactions—Securities transactions, commission income, and related expenses are recorded on a trade date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statements of operations. Commissions consist primarily of markups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions. As of December 31, 2005 and 2004, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent overnight transactions.

Securities inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note 3). Changes in fair value of securities owned are recorded in the consolidated statements of operations as trading income or losses.

Furniture and Equipment—Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which is five years.

Income Taxes—Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. SECURITIES INVENTORY

The components of securities inventory at December 31, 2005 and 2004, are as follows:

	2005	2004
Domestic—U.S. Treasury securities	$ 6,728,045	$ 8,297,861
Foreign—debt instruments	3,980,880	1,303,489
	$ 10,708,925	$ 9,601,350

4. RECONCILIATION OF ASSETS, LIABILITIES, AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2005, is as follows:

	Part IIA of Form X-17A-5	Reclassi-fications	Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets:					
Cash and cash equivalents	$ 168,817	$ 300	$ 1	$ -	$ 169,118
Deposits with clearing broker		176,772			176,772
Securities purchased under agreements to resell				67,525,456	67,525,456
Securities owned—at market value	10,651,562			57,363	10,708,925
Receivables from other brokers and dealers	1,114,547	(759,299)	(1)	538,545	893,792
Receivable from clearing broker		286,019	10		286,029
Deferred tax asset—net		144,656			144,656
Interest and accounts receivable		151,852	(1)	2,255	154,106
Furniture and equipment—net of accumulated depreciation	264,981				264,981
Investment in subsidiaries	714,153		(22)	(714,131)	
Other assets	178,796	(300)			178,496
Total	$ 13,092,856	$ -	$ (13)	$ 67,409,488	$ 80,502,331
Liabilities:					
Payables to customers	$ -	$ -	$ -	$ 67,409,488	$ 67,409,488
Payables to brokers or dealers	68	(68)			
Other liabilities	407,679	68			407,747
Total liabilities	407,747			67,409,488	67,817,235
Shareholder's equity	12,685,109		(13)		12,685,096
Total	$ 13,092,856	$ -	$ (13)	$ 67,409,488	$ 80,502,331

5. INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and loss carryforwards.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2005 and 2004 is primarily due to changes in the valuation allowance on deferred taxes.

The Company has a capital loss carryforward as of December 31, 2005 of approximately $477,044, which can be used to offset future capital gains and expires in the following manner: $62,492 in 2007 and $414,552 in 2009. During 2005, a valuation allowance that had been established for a portion of the benefit related to the capital loss carryforward that was expected to expire unused was reversed. Management believes that, based on the available evidence, a valuation allowance is not necessary because it is not expected that any of the remaining capital loss carryforward will expire unused. As such, it is more likely than not that the benefit related to the capital loss carryforward will be realized.

The following is a summary of the Company's provision for income taxes for the years ended December 31, 2005 and 2004:

	2005	2004
Current tax provision:		
Federal	$ 858,181	$ 753,641
Capital loss carryforward (utilization)	(152,298)	122,695
State	8,269	9,121
	714,152	885,457
Deferred tax provision (benefit):		
Change in realizability of tax carryforwards		15,908
Deferred tax provision (benefit)	75,257	(92,744)
	75,257	(76,836)
Provision for income taxes	$ 789,409	$ 808,621

The following is a summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2005 and 2004:

	2005	2004
Deferred taxes:		
Asset—capital loss carryforward	$ 162,195	$ 635,900
Liability—depreciation	(17,539)	(27,874)
Net deferred tax asset before valuation allowance	144,656	608,026
Valuation allowance		(388,113)
Net deferred tax asset	$ 144,656	$ 219,913
Valuation allowance—beginning of year	$ 388,113	$ 372,205
Change in realization of tax carryforwards	(388,113)	15,908
Valuation allowance—end of year	$ -	$ 388,113

6. TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2005 and 2004. At December 31, 2005 and 2004, the Company had net capital as defined by Rule 15c3-1(f) of $10,552,721 and $8,489,199, respectively, which was $10,302,421 and $8,239,099 in excess of the required minimum net capital, respectively.

8. COMMITMENTS

The Company leases office space under an operating lease in Dallas, Texas, and Miami, Florida. The lease in Dallas, Texas, expires on March 31, 2009, and the lease in Miami, Florida, expires on May 31, 2011. The lease on the office space in Dallas, Texas, provides for minimum annual rentals, which are subject to escalation clauses for operating costs and real estate taxes. The future minimum lease payments for the Company are as follows:

Year Ending December 31	
2006	$ 246,483
2007	251,301
2008	256,262
2009	196,925
2010	180,693
2011	76,210
Total	$ 1,207,874

Rent expense amounted to $159,350 and $54,590, net of sublease income of approximately $22,591 and $31,331, for the years ended December 31, 2005 and 2004, respectively.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

10. RELATED PARTY TRANSACTIONS

The Company paid an annual fee totaling $100,000 to the Parent during both 2005 and 2004 for use of the name "INVEX." This fee is included in professional fees in the accompanying consolidated statements of operations.

In January 2004, INVEX paid the Parent $36,000 to provide services to INVEX relating to software and technology maintenance. This expense was for January 2004 through December 2004. Also in January 2004, INVEX paid the Parent $45,900 for the continued development of a trading software system and specifically for the right to use this system developed by the Parent. No service fees were paid to the Parent during 2005.

The Company has approximately $12,373 and $19,718 of receivables at December 31, 2005 and 2004, respectively, from employees related to personal expenses on the employees' corporate charge cards and cell phone charges. Such amounts are included in interest and accounts receivable in the accompanying consolidated statements of financial condition.

* * * * * *

INVEX, INC. **Schedule I**

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

NET CAPITAL—Total shareholder's equity from statements of financial condition	$12,685,096
DEDUCT—Nonallowable assets:	
Deferred tax asset	144,656
Receivables	137,733
Investments in and receivables from subsidiary	714,153
Furniture and equipment—net	264,981
Other assets	178,496
Total nonallowable assets	1,440,019
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	11,245,077
DEDUCT—Haircuts on securities:	
Debt securities	559,481
Other securities	132,875
Total haircuts on securities	692,356
NET CAPITAL	$10,552,721
CAPITAL REQUIREMENT—Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000	$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	10,302,721
NET CAPITAL AS ABOVE	$10,552,721

There are no material differences between the net capital amount above and the amount reported on the Company's unaudited Focus report.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3106
www.deloitte.com

February 17, 2006

INVEX, Inc.
601 Brickell Key Drive
Suite 400
Miami, FL 33131

In planning and performing our audit of the consolidated financial statements of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiary (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 17, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to

the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP